Exhibit 99.5

NICE Actimize Signs Agreement with Tableau and Launches Visual Analytics Solution

Actimize Visual Analytics offers business intelligence to
provide deeper insights into financial crime and compliance risks

NEW YORK – July 19, 2016 – NICE Actimize, a NICE (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, and Tableau Software have entered into a joint technology agreement to apply business intelligence capabilities to financial crime compliance and prevention (or “risk management”). Leveraging that partnership, NICE Actimize is launching its Visual Analytics Solution to offer powerful visualization and deeper insights into an organization’s financial crime and compliance risks.

NICE Actimize will roll out its Visual Analytics Solution’s packaged content for financial crime risk management across all of its key solutions categories, including case management, fraud, anti-money laundering and markets surveillance.

“Our customers require a faster understanding of their overall financial crime and compliance risk  through cutting-edge visualization built on top of our award-winning analytics,” says Joe Friscia, President, NICE Actimize. “By partnering with Tableau, we offer our customers the ability to translate massive amounts of financial crime and compliance data into relevant information more quickly. This in turn helps our clients to be more aware of the risks they face.”

Added Friscia, “Risk-aware organizations are better able to understand where they are exposed at any given time so they can improve operational decision-making, strategies and processes. Providing faster access to data-driven insights enables organizations to be agile as the landscape of financial crime threats and regulatory compliance evolves.”

“This emphasis on visualization brings a strong competitive edge to NICE Actimize’s industry-leading portfolio of financial crime solutions,” said Francois Ajenstat, Vice President of Product Management, Tableau. “We are pleased to bring our product and our expertise to NICE Actimize and its customers to help them uncover patterns and trends in their organizations and manage risk exposure more effectively than ever before.”

NICE Actimize currently offers business intelligence tools such as production-style reports, data discovery tools, and APIs for third-party reporting.

Tableau, a leader in the business intelligence and data visualization space, is known for its smart dashboards, ease of use, and fast analytics that work together to combine multiple views of data for more robust insights.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.